SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

April 22, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

April 22, 2003

                        Symbol – TSX: KGI

NEW HIGH GRADE “D” ZONE NOW 110 FEET FROM SHAFT #3

AND 1100 FEET TO THE NORTH ALONG STRIKE

LATEST RESULTS 38-206: 3.23 OZ/T (CUT) OVER 3.0 FEET (TW)

Kirkland Lake Gold is pleased to announce that it has further expanded the high-grade mineralization in the new “D” Z one to the north, the south and up-plunge. In addition, new drilling has intersected the zone within 110 feet of the 3400 level shaft station of Shaft #3 on the Macassa P roperty.

Previously (see news releases dated February 24th and March 31st), the Company announced its intent to focus all underground drilling from the 3800 level (the highest level presently in the Macassa Mine) on the extension of this zone following the results obtained with Hole 38-181.  This hole intersected 1.73 ounces of gold per ton over 8.9 feet (8.9 feet true width (“TW”)) with abundant visible gold plus tellurides in quartz veining.  Follow-up drilling on a 50 to 150 foot pattern has expanded this new “D” Z one.  Although most ore zones in Kirkland Lake are east-west striking, the D Z one is north-south striking (see Figure 1), and projects close to Shaft #3, thus enhancing the economics of potentially developing two new levels at both the 3400 and 3000 elevations.  The potential level developments would be excavated along the new D Z one out north to the primary host structures at the Macassa Mine – the ‘04 Break and the South Zone.

To accelerate exploration, the Company started to drill a series of horizontal holes from the station on the 34 level last week.  Hole 34-50, the first hole drilled, intersected 0.10 ounces of gold per ton over 16.1 feet (9.3 feet TW ), some 110 feet from the shaft station and 515 feet south of the discovery hole.  Drilling up plunge from the 38 level, hole 204 intersected 0.61 ounces of gold per ton over 10.0 feet (9.5 feet TW ).  It is the widest, and most strongly mineralized (in terms of quartz veining), hole to date.  Hole 206 provided the northern most extension to the zone with a (cut) intersection of 3.23 ounces of gold per ton over 3.5 feet (3.0 feet TW ), in a wider zone that grades 0.97 ounces of gold per ton over 13.0 feet (11.2 feet TW ).  The uncut values would be 4.56 ounces of gold per ton over 3.5 feet (3.0 feet TW ), in a wider zone that grades 1.32 ounces of gold per ton over 13.0 feet (11.2 feet TW - cut).  This hole is 585 feet north of the discovery hole.

The following is a list of drill holes that have intersected the D Z one since the press release of March 31st.  The projected placement of the D Z one at various elevations is shown on Figure 1.  A long section, in the plane of the D Z one , is also included (Figure 2).

New Drilling:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. of gold per ton/feet)
38-206	“D”	506.0	519.0	+44	035	0.97/13.0’=11.2’TW CUT VG+TELL (1.32/13.0’ Uncut)
	Including	515.5	519.0	+44	035	3.23/3.5’=3.0’TW CUT VG+TELL (4.56/3.5’ Uncut)
38-205	“D”	457.5	462.2	+80	055	0.07/4.7’=3.8’TW
38-203	“D”	426.0	432.6	+59	079	0.19/6.6’=6.2’TW
38-198	“D”	383.4	385.5	+82	125	0.07/2.1’=1.8’TW
38-199	“D”	303.8	309.0	+52	125	0.26/5.2’=5.1’TW
38-201	“D”	373.6	379.0	+57	066	0.43/5.4’=5.0’TW VG+TELL
34-50	“D”	179.5	195.6	-3	058	0.10/16.1’=9.3’TW
	Including	182.6	189.2	-3	058	0.18/6.6’=3.8’TW
38-204	“D”	421.0	431.0	+73	090	0.61/10.0’=9.5’TW VG+TELL
	Or	420.0	434.0	+73	090	0.46/14.0’=13.3’TW VG+TELL

T.W. = True Width   V.G. = Visible Gold   TELL = Tellurides  CUT= cut to 3.50 oz. of gold per ton

Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet).  Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet).  Based on existing drilling, this new zone is mineralized for 1300 feet down-dip by 1100 feet on strike.  The “D” Z one is open in all directions.

This is the first exploratory drilling on the property by Kirkland Lake Gold Inc. that is targeting structures north or south of the ’04 Break.  Exploration for potential Camp-wide structures (parallel to the primary host structures) will begin in June.

Discovery Hole:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-181	“D”	395.6	404.5	+42	106	1.73/8.9’=8.9’TW VG+TELL

T.W. = True Width   V.G. = Visible Gold   TELL = Tellurides  CUT= cut to 3.50 oz./ton

Over the last nine months the principal focus of Kirkland Lake’s exploration campaign has been drilling up-plunge from the 3800 level to test the ’04 Main Break and the South Zone, which are both steeply dipping and 60 to 100 feet apart from one another.  The drilling carried out to date has successfully delineated ore on both zones, up to 600 feet above the 38 level (approximately equivalent to the 3185-foot elevation level) and is open up plunge towards surface.

“The proximity of the D Z one to Shaft # 3 and the continued success of extending the zone up-plunge and to the north towards the ’04 and South Zone veins have elevated the importance of developing the 3400 level,” said Brian Hinchcliffe, President and Chief Executive Officer.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. , for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis.  The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of a report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002. Copies of both of these report s have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	April 23, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer